UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 31, 2018	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated July 31, 2018 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about QIP and ADR Issue Closing.

Exhibit I

Date: July 31, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub: Proposed qualified institutions placement (“QIP”) of equity shares of face value Rs. 2 each (“Equity Shares”) and issue of American Depository Receipts (“ADRs”), each ADR representing three Equity Shares (the “ADR Offering”) by HDFC Bank Limited (“Bank”)up to an amount of Rs. 15,500 crore

This is with reference to our letters dated July 26, 2018 and July 30, 2018 with respect to the meeting of the Committee of the Directors (the “Committee”) held on July 30, 2018 to open the issue in respect of the QIP and ADR Offering.

We wish to inform you that in respect of the QIP and the ADR Offering, the Committee at its meeting held today i.e. July 31, 2018 has inter alia passed the following resolutions:

I.	With respect to the QIP:

a.	Approved the closure of the issue period of the QIP today i.e. July 31, 2018;

b.

Determined and approved the issue price of Rs. 2,160 per Equity Share (including a share premium of Rs.2,158 per Equity Share) [which is at a discount of 0.88% (i.e. Rs. 19.13 per Equity Share),to the floor price of Rs. 2,179.13 per Equity Share], determined as per the formula prescribed under Regulation 85(1) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended, for the Equity Shares to be allotted to eligible qualified institutional buyers pursuant to the QIP.

c.	Approved and adopted the placement document dated July 31,2018 (the “Placement Document”) in connection with the QIP.

II.	With respect to the ADR Offering:

a.	Declared the closure of the issue period for the ADR Offering today i.e. July 31, 2018;

b.	Determined and approved the issue price of US$ 104/-per ADR to be issued to eligible investors in the ADR Offering; and

c.	Approved the final prospectus supplement in connection with the ADR Offering.

The ADR Offering opened on July 30, 2018 and the same was intimated to you vide our letter dated July 30, 2018.

We request you to take the above on record and the same be treated as compliance under Regulation 30 and other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Thanking you,

Yours faithfully

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President (Legal) & Company Secretary